Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

Pricing Supplement to the Prospectus dated September 19, 2011 and the

Prospectus Supplement dated September 19, 2011 — No. 1805

$500,000,000

The Goldman Sachs Group, Inc.

Floating Rate Notes due 2014

Medium-Term Notes, Series D

The notes being purchased have the following terms:

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $500,000,000

Stated maturity: November 21, 2014

Specified currency: U.S. dollars

Trade date: November 15, 2012

Original issue date: November 23, 2012 (T+5)

Original issue price: 100.00% ($500,000,000 plus accrued and unpaid interest, if any, from November 23, 2012)

Underwriting discount: 0.15%

Net price/proceeds to The Goldman Sachs Group, Inc.: 99.85% ($499,250,000) (before expenses)

CUSIP no.: 38141EB40

ISIN: US38141EB404

Common Code: 085785621

Original issue discount notes: no

Form of notes:

• master global book-entry form only: yes

• non-global form available: no

Redemption before stated maturity: optional, but only if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements — see page PS-2

Repayment at option of holder: none

If interest rate is fixed: not applicable

If interest rate is floating: yes

• interest rate: a rate per annum equal to the base rate plus the spread

• base rate: 3-month U.S. dollar LIBOR

• Reuters screen LIBOR page: LIBOR01

• index maturity: 3 months

• index currency: U.S. dollar

• interest reset period: quarterly

• spread: 1.00% per annum

• spread multiplier: not applicable

• initial base rate: 3-month U.S. dollar LIBOR as determined on November 20, 2012

• maximum rate: no

• minimum rate: no

• denominations: $2,000 and integral multiples of $1,000 thereafter

• interest payment dates: February 21, May 21, August 21 and November 21 of each year, commencing on February 21, 2013 (in each case, subject to the business day convention, except at maturity)

• interest reset dates: February 21, May 21, August 21 and November 21 of each year, commencing on February 21, 2013 (in each case, subject to the business day convention, except at maturity)

• interest determination date: two London business days prior to each interest reset date

• regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment date may be adjusted under the applicable business day convention specified below)

• day count convention: Actual/360 (ISDA)

• business days: London and New York

• business day convention: modified following (applicable to interest reset dates and interest payment dates)

• calculation agent: The Bank of New York Mellon

Defeasance applies as follows: not applicable

• full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: no

• covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: no

Listing: none

The information above, if any, about the original issue date, trade date, original issue price, net proceeds and original issue discount relates only to the initial sale of the notes. If the notes are sold in a market-making transaction after their initial sale, information about the price paid and the date of the sale will be provided in a separate confirmation of sale. Please refer to the accompanying prospectus dated September 19, 2011 and the accompanying Series D prospectus supplement dated September 19, 2011 for additional information about the notes being purchased.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes have been registered under the Securities Act of 1933 solely for the purpose of sales in the United States; they have not been and will not be registered for the purpose of any sales outside the United States.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.

Cabrera Capital Markets, LLC	Drexel Hamilton	Siebert Capital Markets	The Williams Capital Group, L.P.

Pricing Supplement dated November 15, 2012.

Payment of Additional Amounts

We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payment to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described in the accompanying prospectus under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

Tax Redemption

We will have the option to redeem the notes before they mature (at par plus accrued interest) if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after November 15, 2012, as described in the accompanying prospectus under “Description of Debt Securities We May Offer — Redemption and Repayment — Tax Redemption”.

FDIC

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

United States Federal Income Tax Consequences

Your notes will be treated as variable rate debt instruments for United States Federal income tax purposes as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities” in the accompanying prospectus.

The section entitled “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance” in the accompanying prospectus describes legislation that imposes a withholding tax on payments to certain foreign entities with respect to debt securities unless various U.S. information reporting and due diligence requirements are satisfied. Proposed regulations released by the U.S. Treasury Department in February 2012 provide that this legislation does not apply to debt securities issued before January 1, 2013.

Please refer to the discussion under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus for a description of the material U.S. federal income tax consequences of ownership and disposition of the notes.

Additional Information Regarding Terms of the Notes

To fully understand the terms of your notes, you should read the description of the Actual/360 (ISDA) day count convention appearing under “Description of Notes We May Offer — Interest Rates — Floating Rate Notes” in the accompanying prospectus supplement, the descriptions of New York business day and London business day appearing under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” in the accompanying prospectus and the description of the modified following business day convention appearing under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Day Conventions” in the accompanying prospectus. These descriptions, together with the terms set forth on the cover page of this pricing supplement and the terms appearing in the left hand column of this page PS-2, are terms of your notes and will be incorporated into the master global note that represents your notes.

Considerations Relating to LIBOR

Concerns about under-reporting of inter-bank lending rates, which are used to calculate LIBOR, have existed since 2008. See “Considerations Relating to Floating Rate Debt Securities” in the accompanying prospectus. Following a review conducted at the request of U.K. Government, in September 2012 recommendations, known as the Wheatley Review, were published for reforming the setting and governing of LIBOR. The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the British Bankers Association to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting and reduction in the number of currencies and tenors for which LIBOR is published. In October 2012, the Financial Secretary to the U.K. Treasury endorsed the report’s recommendations and indicated that the U.K. Government would act without delay to implement them. However, it is not possible to predict the effect of any changes, including those recommended by the Wheatley Review, in the methods pursuant to which the LIBOR rates are determined. Any such changes or reforms to LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR rates, which could have an adverse impact on the value of your notes. In addition, uncertainty as to the extent and mechanism by which any reforms will be adopted and the timing of such changes may adversely affect the current trading market for LIBOR-based securities such as your notes.

Additional Disclosure about our Relationship With the Trustee

The Bank of New York Mellon is initially serving as trustee for the indenture under which the notes are being issued. Affiliates of the trustee have underwritten our securities from time to time in the past and may underwrite our securities from time to time in the future. The trustee may have to resign if a default occurs with respect to the notes within one year after any offering of our securities underwritten by an affiliate of the trustee, such as BNY Mellon Capital Markets, LLC, since the trustee would likely be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that event, except in very limited circumstances, the trustee would be required to resign as trustee under the indenture under which the notes are being issued and we would be required to appoint a successor trustee, unless the default is cured or waived within 90 days. In addition, the trustee can resign for any reason with 60 days notice, and we would be required to appoint a successor trustee. If the trustee resigns following a default or for any other reason, it may be difficult to identify and appoint a qualified successor trustee. The trustee will remain the trustee under the indenture until a successor is appointed. During the period of time until a successor is appointed, the trustee will have both (a) duties to noteholders under the indenture and (b) a conflicting interest under the indenture for purposes of the Trust Indenture Act. In the accompanying prospectus dated September 19, 2011 under “Our Relationship with the Trustee,” we describe certain other circumstances in which the trustee may have to resign due to a conflict of interest.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement and a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter has agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$490,000,000
Cabrera Capital Markets, LLC	2,500,000
Drexel Hamilton, LLC	2,500,000
Muriel Siebert & Co., Inc.	2,500,000
The Williams Capital Group, L.P.	2,500,000

Total	$500,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

The following table shows the per $1,000 principal amount of notes and total underwriting discounts and commissions to be paid to the underwriters by us.

Per $1,000 note	$1.50
Total	$750,000.00

Notes sold by the underwriters to the public will initially be offered at the original issue price set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the original issue price less a discount of 0.15% of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the original issue price of up to 0.10% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the original issue price of up to 0.05% of the principal amount of the notes. If all of the offered notes are not sold at the original issue price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters intend to offer the notes for sale in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the notes for sale outside the United States either directly or through affiliates or other dealers acting as selling agents. This pricing supplement may be used by the underwriters and other dealers in connection with offers and sales of notes made in the United States, as well as offers and sales in the United States of notes initially sold outside the United States. The notes have not been, and will not be, registered under the Securities Act of 1933 for the purpose of sales outside the United States.

Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

It is expected that delivery of the notes will be made against payment therefor on November 23, 2012, which is the fifth business day following the date of this pricing supplement. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the third business day before delivery will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the day of pricing (“T+5”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through Financial Industry Regulatory Authority, Inc. member broker-dealers registered with the U.S. Securities and Exchange Commission.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of notes which are the subject of the offering contemplated by this pricing supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such notes may be made to the public in that Relevant Member State:

(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

(c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to above shall require The Goldman Sachs Group, Inc. or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275(1A) or an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law or (4) pursuant to Section 276(7) of the SFA.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Law No. 25 of 1948, as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

The notes are not offered, sold or advertised, directly or indirectly, in, into or from Switzerland on the basis of a public offering and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Accordingly, neither this pricing supplement, the accompanying prospectus supplement nor any accompanying prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus as defined in article 32 of the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors in compliance with Swiss law. This pricing supplement, the accompanying prospectus supplement and accompanying prospectus may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this pricing supplement, the accompanying prospectus supplement and accompanying prospectus or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions paid to Goldman, Sachs & Co., will be approximately $95,000.

The notes are a new issue of securities with no established trading market. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue marketmaking at any time without notice. No assurance can be given as to the liquidity or the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for The Goldman Sachs Group, Inc. or its affiliates, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution — Conflicts of Interest” on page 137 of the accompanying prospectus.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of The Goldman Sachs Group, Inc.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

$500,000,000

The Goldman Sachs

Group, Inc.

Floating Rate Notes due 2014

Medium-Term Notes, Series D

Goldman, Sachs & Co.

Cabrera Capital Markets, LLC

Drexel Hamilton

Siebert Capital Markets

The Williams Capital Group, L.P.